UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER	001-39274

CUSIP NUMBER	G3728V109

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GAN Limited

Full Name of Registrant

N/A

Former Name if Applicable

400 Spectrum Center Drive, Suite 1900

Address of Principal Executive Office (Street and Number)

Irvine, CA 92618

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

GAN Limited (the “Company”) is unable to file its annual report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”) with the Securities and Exchange Commission (the “SEC”) within the prescribed time period without unreasonable effort or expense. The Company requires additional time to complete its Annual Report due to additional time needed for the Audit Committee of the Company to complete its review of the Annual Report.

On March 29, 2023, the Company amended and restated its Content Licensing Agreement with a third party content provider which resulted in a reduced contract term ending March 31, 2024, and a reduction in the fixed fees payable under the arrangement by $15 million. In consideration for the execution of the Amended Agreement, in March 2023 the Company entered into a Subscription Agreement with the Content Provider, under which the Content Provider has subscribed to 1,250,000 of the Company’s ordinary shares.

On March 30, 2023, the Company entered into a Master Gaming Services Agreement with Stations Casinos LLC (“Stations”) to launch GameSTACK RMiG and GAN Sports sportsbook solutions at its properties through self-service kiosks as well as through on-premises and statewide mobile versions in Nevada, subject to applicable licensure. As an additional incentive for Stations to support the commercial success of the online casino and sportsbook launch in Nevada, the Master Gaming Services Agreement includes a Synthetic Equity Addendum which would require that the Company make a payment to Stations in the event of a change of control in the Company (the “Change of Control Payment”), subject to certain conditions outlined in the Synthetic Equity Addendum.

The pendency of these material subsequent events during the preparation of our financial statements and the timing of the transaction so close to the March 31, 2023 filing date, have resulted in additional procedures for the Company. The compressed amount of time to complete those procedures has resulted in our inability to timely finalize the 2022 financial statements.

Other than the finalization of the financial statements to accurately reflect the subsequent events described above, the Company is unaware of any other issues that require resolution before we are able to file our Annual Report for 2022.

The Company currently anticipates filing the Annual Report on or before the fifteenth calendar day extension provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian Chang	(833)	565-0550
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company disseminated a press release dated March 30, 2023 describing its unaudited results of operations for the quarter and twelve months ended December 31, 2022, including reporting net loss of $147.7 million for the year ended December 31, 2022 compared with net loss of $12.6 million for the year ended December 31, 2021. A copy of that press release was filed as an exhibit to the Company’s Form 8-K filed with the SEC on March 30, 2023.

The foregoing statements are based on our current expectations as of the date of this filing and involve a number of risks and uncertainties which may cause actual results to differ, as discussed further below.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This filing contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements represent the Company’s goals, beliefs, plans and expectations about its prospects for the future and other future events, such as that the Company anticipates filing the Annual Report on or before the fifteenth calendar day extension provided by Rule 12b-25. The forward-looking statements included in this filing are made as of the date hereof or as of the date specified and are based on management’s reasonable expectations and beliefs. Such statements are subject to a number of important assumptions, risks, uncertainties and other factors that may cause the Company’s actual results or performance to differ materially from that described in or indicated by the forward-looking statements, including the risks, uncertainties and other factors set forth in the Company’s filings with the SEC, including “Risk Factors,” in its most recent Annual Report on Form 10-K and subsequent SEC filings. Except as required by law, the Company expressly disclaims any obligation or undertaking to update any forward-looking statements to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

GAN Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 3, 2023	By	/s/ Brian Chang
Brian Chang
Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).